UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40014

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

PART I — REGISTRANT INFORMATION

ADARA ACQUISITION CORP.

(Full Name of Registrant)

(Former Name if Applicable)

8845 Red Oak Boulevard

Address of Principal Executive Office

Charlotte, NC 28217

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Adara Acquisition Corp. (the “Company”) has determined that it is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) by the prescribed due date as a result of the reasons described below.

The Company is considering the views expressed by the staff of the Securities and Exchange Commission (the “SEC Staff”) in a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” dated April 12, 2021 (the “SEC Staff Statement”) in which the SEC staff highlighted the potential accounting implication of certain terms that are common in warrants issued in connection with the initial public offerings of special purpose acquisition companies such as the Company. As a result of the SEC Staff Statement, the Company’s management is reevaluating the accounting treatment of (i) the 11,500,000 redeemable warrants that were included in the units issued by the Company in its initial public offering (the “Public Warrants”) and (ii) the 4,120,000 redeemable warrants that were issued in a private placement (the “Private Warrants”, collectively with the Public Warrants, the “Warrants”) in accordance with Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging: Contracts in an Entities Own Equity. ASC 815-40 states entities must consider whether to classify contracts that may be settled in its own stock, such as warrants, as equity of the entity or as an asset or liability. The Company previously accounted for the Warrants as components of equity. After consideration of the SEC Staff Statement, the Company believes that the Warrants may need to be accounted for as a liability and measured at fair value with changes in fair value each period reported in the Company’s statement of operations. The Company is in the process of completing its final analysis of this change.

The Company is working diligently to complete the Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Warrants in accordance with the SEC Staff Statement and ASC 815-40, the Company is unable to complete and file the Form 10-Q by the required due date without unreasonable effort and expense. The Company expects to file the Form 10-Q with the SEC within five calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin A. Sumichrast	(704)	606-2922
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ADARA ACQUISITION CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By: /s/ Martin A. Sumichrast
Martin A. Sumichrast
Chief Executive Officer